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Exhibit 99.1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Tiffany sells Aber share position

December 7, 2004 — Toronto, Canada — ABER DIAMOND CORPORATION (TSX-ABZ, NASDAQ-ABER) announces that Tiffany & Co. has today sold its 8 million share equity holding in Aber Diamond Corporation, in a brokered transaction led by Merrill Lynch, to several financial institutions. The diamond sales arrangements between Aber and Tiffany remain in place except that a previously applied discount to open-market diamond prices has now been cancelled.

Tiffany purchased its share position from Aber in a 1999 private placement that provided Aber with the funds to proceed with the early stages of the development of the Diavik Diamond Mine. A diamond sales agreement, completed at the same time, provided Aber with an off-take arrangement essential to the completion of a bank loan facility that provided the largest portion of Aber's share of the Diavik Project capital requirement without further equity dilution.

Going forward Aber will now sell its entire 40% share of the diamond production from the Diavik Diamond Mine at full market prices.

This news release contains "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this release, words such as "estimate", "expect", "anticipate", "projected", "planned", "forecasted" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Due to risks and uncertainties, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Aber

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc., the premier retailer of diamond jewelry.

For further information, please contact:

Robert A. Gannicott, Chairman and Chief Executive Officer — (416) 362-2237
Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)

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  Exhibit 99.1